SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☒

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☐

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401 (k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Index

Report of Independent Registered Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets Held at End of Year

Exhibits:

23	Consent of Independent Registered Public Accounting Firm dated June 28, 2006.

(Continued)

Report of Independent Registered Public Accounting Firm

Plan Administrator
NBT Bancorp Inc. 401(k) and Employee
Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ KPMG

Albany, New York
June 20, 2006

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value:
Cash	$4,366	150,769
Money market funds	3,044,231	3,233,629
Bond mutual funds	1,599,901	1,538,706
Common stock of NBT Bancorp Inc.	30,098,964	35,698,331
Domestic equity mutual funds	14,310,491	14,951,228
Foreign equity mutual funds	1,801,501	2,075,847
Participant loans receivable	611,442	586,936
Total investments	51,470,896	58,235,446
Employer contribution receivable	637,623	645,886
Total plan assets	52,108,519	58,881,332
Liabilities:
Excess contributions due to plan sponsor	61,546	—
Net assets available for plan benefits	$52,046,973	58,881,332

See accompanying notes to financial statements.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Contributions:
Participants	$2,510,491	2,442,253
Employer	1,391,052	1,601,051
Rollovers	471,522	378,893
Total contributions	4,373,065	4,422,197
Investment income:
Net realized and unrealized (loss) gain on investments (note 3)	(4,394,636)	7,403,921
Interest	36,741	38,366
Dividends	968,087	1,341,044
Net investment (loss) income	(3,389,808)	8,783,331
Total increase	983,257	13,205,528
Deductions from net assets attributed to:
Transfer to another plan	(3,819,401)	—
Distributions	(3,998,215)	(2,741,912)
Net (decrease) increase	(6,834,359)	10,463,616
Net assets available for plan benefits:
Beginning of year	58,881,332	48,417,716
End of year	$52,046,973	58,881,332

See accompanying notes to financial statements.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement or summary plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (IRC), sponsored by NBT Bancorp Inc. (the Sponsor). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A. (the Trustee), a wholly owned subsidiary of NBT Bancorp Inc., is the trustee of the Plan. The assets of the Plan are held, administered, and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees over age 21 who are scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan.

Contributions

Participants make pre-tax contributions in whole percentages up to IRS limitations for any Plan year.

The Sponsor provides a matching contribution of 100% of each participant’s contribution up to 3% of their compensation. In addition, a discretionary amount, determined by the Sponsor’s board of directors, may be contributed to the Plan each year. All Sponsor contributions to the Plan are invested in the NBT Bancorp Inc. common stock. Participants must be actively employed on the last day of the year to share in this discretionary contribution, which is allocated to participants based on compensation. During 2005 and 2004, discretionary contributions of $637,623 and $645,886, respectively, were approved by the Sponsor’s board of directors. These amounts were paid during 2006 and 2005, respectively.

Participants’ Accounts

Participants may elect to have their contributions invested among the various funds available to the Plan, including the NBT Bancorp Inc. common stock fund. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings, and income, expenses, gains, and losses attributable thereto.

(Continued)

Vesting

Participants’ contributions and any investment income thereon are 100% vested. Participants vest in the employer contributions on a graded basis of 20% for each full year of service (minimum 1,000 hours) until 100% vested. Participants are considered 100% vested upon termination due to death, retirement, or permanent disability.

Participant’s Claims Upon Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions. In the event of termination of the Plan, each participant’s account would become fully vested.

Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2005 and 2004, forfeitures from nonvested accounts totaled $64,269 and $34,354, respectively. Forfeiture account balances totaled $112,032 and $98,557 at December 31, 2005 and 2004, respectively.

Inactive Accounts

Inactive accounts for participants who have terminated from the Plan, but for which disbursement has not been made approximated $8,650,796 and $11,259,638 as of December 31, 2005 and 2004, respectively.

Payment of Benefits

Upon normal or early retirement, disability, death, or termination of employment, the value of a participant’s account is paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completing 5 years of service.

Participant Loans

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance (excludes Company contributions invested in NBT Bancorp Inc. common stock). Participants are not allowed to borrow from employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

(Continued)

Administrative Expenses

Expenses of operating and administering the Plan are generally borne by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

Voting Rights

With respect to participant account balances that are invested in shares of the Sponsor’s stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Amounts in the prior year’s financial statements are reclassified when necessary to conform with the current year’s presentation.

Transfer of Plan Assets

In March 2005, the Plan Sponsor sold its broker/dealer subsidiary, M. Griffith Inc. In connection with this sale, certain of the Plan’s net assets were transferred out of the Plan. The Plan administrator believes that the transfer was a tax-exempt transaction under the applicable provisions of the Internal Revenue Code, and therefore, is not subject to federal income taxes.

Investments Held in Trust

Mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations. Money market funds are short-term investments carried at cost, which approximates fair value. Loans to participants are carried at the unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits, disclosure of contingent assets and liabilities, the reported amount of increases and decreases in net assets available for plan benefits, and the fair value of investments. Actual results could differ from those estimates.

(Continued)

Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Investments

Investments that represent 5% or more of the net assets available for plan benefits at December 31, 2005 or 2004 are as follows:

	2005	2004
Money market funds:
Federated Capital Preservation Fund	$3,043,805	3,220,488
Domestic equity mutual funds:
American Funds Growth Fund of America	3,840,240	3,572,122
Common stock:
NBT Bancorp Inc.	30,098,964	35,698,331

During 2005 and 2004, the Plan’s investments appreciated (depreciated) in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	2005	2004
Bond mutual funds	$(37,468)	(9,302)
Common stock of NBT Bancorp Inc.	(5,417,329)	5,826,441
Equity mutual funds	921,776	1,368,516
Foreign equity mutual funds	138,385	218,266
	$(4,394,636)	7,403,921

(Continued)

Nonparticipant Directed Investments

Information about the investments relating to accumulated nonparticipant directed contributions for the years ended December 31, 2005 and 2004, respectively, including the significant components of changes in investments related to nonparticipant directed contributions, is as follows:

	2005	2004
Fair value of NBT Bancorp Inc. common stock at December 31, 2004	$32,655,111	26,605,844
Contributions	1,391,052	1,601,051
Dividends	1,071,542	991,907
Net realized and unrealized depreciation	(5,678,158)	5,234,067
Distributions	(2,075,754)	(1,777,758)

Fair value of NBT Bancorp Inc. common stock at December 31, 2005	$27,363,793	32,655,111

Income Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 30, 2001, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the Plan is exempt from income taxes. Although the Plan has been amended since receiving the determination letter, management believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Party-in-Interest Transactions

Certain Plan investments are shares of NBT Bancorp Inc., the Plan’s Sponsor. Therefore, transactions involving those shares are party-in-interest transactions. Additionally, the trustee of the Plan is NBT Bank, N.A. which is a subsidiary of the Sponsor.

During January 2005, the Plan’s recordkeeper, EPIC, was acquired by NBT Bancorp Inc., the Plan’s sponsor.

Subsequent Event

On February 10, 2006, the Sponsor acquired CNB Bancorp, Inc. and its wholly owned subsidiary, City National Bank & Trust Company (CNB Bank). On March 1, 2006, the City National Bank & Trust Company Profit Sharing Plan sponsored by CNB Bank was merged with and into the Plan. From the date of the merger of the holding companies, until the date of the merger of the plans, participant contributions were made to the City National Bank & Trust Company Profit Sharing Plan. Management of the Company believes that the Plan merger was a tax-exempt transaction under the applicable provisions of the Internal Revenue Code, and therefore, is not subject to federal income taxes.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Schedule H, Line 4i - Schedule of Assets Held at End of Year

December 31, 2005

(a)	(b) Identity of issuer borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash	Cash	$**	4,366
	Federated Prime Obligation Fund	Money market fund	**	426
	Federated Capital Preservation Fund	Money market fund	**	3,043,805
	Dodge & Cox Income	Bond mutual fund, 40,623 shares	**	509,413
	Vanguard Intermediate US Treasury	Bond mutual fund, 99,770 shares	**	1,090,487
	American Funds Growth Fund of America	Equity mutual fund, 125,910 shares	**	3,840,240
	Vanguard Capital Opportunity	Equity mutual fund, 4,961 shares	**	378,545
	Columbia Acorn	Equity mutual fund, 19,975 shares	**	562,706
	Federated Capital Appreciation Fund	Equity mutual fund, 99,888 shares	**	2,505,198
	FPA Capital	Equity mutual fund, 15,548 shares	**	666,707
	T-Rowe Price Mid Cap Growth	Equity mutual fund, 11,149 shares	**	603,610
	Royce Low Price Stock	Equity mutual fund, 13,549 shares	**	210,412
	Dodge & Cox Stock Fund	Equity mutual fund, 7,579 shares	**	1,039,958
	Dodge & Cox Balance Fund	Equity mutual fund, 24,999 shares	**	2,033,417
	Janus Mid Cap Value Investment	Equity mutual fund, 16,016 shares	**	357,488
	Vanguard 500 Index Fund	Equity mutual fund, 17,436 shares	**	2,003,801
	Fidelity Low Price Stock	Equity mutual fund, 2,654 shares	**	108,410
	American Funds New Perspective Fund	Foreign equity mutual fund, 63,567 shares	**	1,801,501
*	NBT Bancorp Inc.	Common stock, 1,394,116 shares	22,900,954***	30,098,964
*	Participant loans receivable	Interest rates - 5.00% - 10.00%	**	611,442
				$ 51,470,896

*	Party-in-interest.
**	Cost omitted for these participant directed investments.
***	Represents cost of NBT Bancorp Inc. common stock for which there is no participant direction as well as NBT Bancorp Inc. common stock for which participants have direction.

See accompanying independent registered public accounting firm report.

(Continued)

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2006	NBT BANCORP INC. 401 (k) AND EMPLOYEE
OWNERSHIP PLAN

	By:	/s/ Catherine Scarlett

Catherine Scarlett
Executive Vice President and Director of
Human Resources and Member of the 401 (k) Plan
Administrative Committee of the NBT Bancorp Inc.
401 (k) and Employee Stock Ownership Plan